Exhibit 99.1

Pan American Silver Announces Positive Results for Dolores' Preliminary Economic Assessment

VANCOUVER, June 23, 2014 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) ("Pan American" or the "Company") is pleased to announce the positive results of a preliminary economic assessment (the "PEA" or the "Assessment") of expanding its Dolores mine in Chihuahua, Mexico by adding a milling and pulp agglomeration circuit to the processing flow sheet to enhance silver and gold recoveries of higher grade mineralization, as well as by developing an underground mine to extract mineral resources that exist beneath and to the south of the ultimate open pit floor (the "Project"). The preliminary results indicate that the Project has the potential to generate excellent after-tax economic returns using the Company's current reserve metal prices of $22 per ounce of silver and $1,300 per ounce of gold. The Project economics also remain robust at long term metal prices of $19 per ounce of silver and $1,200 per ounce of gold. The Project will increase average annual silver production from 3.65 million ounces to 5.04 million ounces, while average annual gold production will increase from an estimated 111,000 ounces to 148,000 ounces. The PEA contemplates an incremental capital investment of $105 million for the expansion. Pan American has decided to defer making a construction decision for the next 9 to 12 months while it invests a modest amount of capital (estimated at $3.0 to $5.0 million) to proceed with additional studies, and continue the delineation of the underground accessible mineralization, in order to further de-risk the Project.

Highlights (1)

•        A 38% increase in the estimated average annual silver production during the first ten years from 3.65 million to 5.04 million ounces of silver per year

•        A 33% increase in the estimated annual gold production during the same period from 111,000 to 148,000 ounces, subject to ongoing reserve reconciliation reviews

•        An increase of the estimated total life of mine metal production to 58.4 million ounces of silver and 1.62 million ounces of gold, from 44.7 million ounces of silver and 1.25 million ounces of gold

•        Construction of a 5,600 tonnes per day pulp agglomeration plant to treat the high grade portion of the mine production, increasing the overall processing rate to 20,000 tonnes per day from the current roughly 16,500 tonnes per day

•        A 19% increase in estimated silver recovery and a 13% increase in estimated gold recovery for the high grade ore processed through the pulp agglomeration plant

•        Development of a 1,500 tonnes per day mechanized underground mine beneath the open pit to provide supplemental high grade feed to the pulp agglomeration plant

•        Incremental initial capital has been estimated at $104.5 million, comprised of $69.7 million for the pulp agglomeration plant and $34.8 million for the underground mine

•        An estimated after-tax net present value (NPV)(2) of the incremental cash flow at an 8% discount of $90 million, with an internal rate of return of 33% and a capital payback period of 1.7 years, using current reserve metal prices of $22 per ounce of silver and $1,300 per ounce of gold

•        At long term metal prices of $19 per ounce of silver and $1,200 per ounce of gold, the estimated NPV at an 8% discount is $66 million, while the estimated internal rate of return is 27%

•        Cash cost per ounce of silver, net of by-product credits(3), is estimated to average ($3.99) over the life of mine at current reserve metal prices

(1)	The results of this PEA are preliminary in nature, in that it includes inferred mineral resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the Assessment will be realized. Mineral resources that are not mineral reserves have no demonstrated economic viability.
(2)	The NPV is calculated based on the differential cash flow from expanding the mine versus status quo.
(3)	Cash costs per ounce of silver, net of by-product credits, is a non-GAAP measure. Cash costs per ounce does not have a standardized meaning prescribed by IFRS as an indicator of performance. Investors are cautioned that cash costs per ounce should not be construed as an alternative to production costs, depreciation, and amortization, and royalties determined in accordance with IFRS as an indicator of performance. The Company's method of calculating cash costs per ounce may differ from the methods used by other entities, and accordingly, the Company's cash costs per ounce may not be comparable to similarly titled measures used by other entities.

Commenting on the Project, Geoff Burns, President and CEO of Pan American said, "The PEA for this relatively low risk Project indicates very attractive rates of return at both our reserve metal prices and at lower metal prices. However, we have decided to defer a construction decision for another 9 to 12 months while making a small investment to further de-risk the Project. In addition to the very attractive economics, the Project provides some very obvious benefits for Dolores, including increased annual gold and silver production, a meaningful reduction in long term cash costs, plus the basis for monetizing the underground mineral resources we have discovered.

There are some pragmatic reasons for deferring a construction decision for a short period. We are mindful of the current prices for silver and gold and of the financial commitment we have already made to expand the La Colorada mine. It has only been over the last six or seven months that Dolores has settled at an optimum steady-state since we purchased the mine in 2012, and we would like to see it operate with the current configuration for a longer period before introducing further investment and changes. We would like to continue to reconcile our actual mining results with our recently completed mineral reserve estimates to ensure the long term reliability of the model, which forms the basis for our expansion plan. Lastly, the mine plan indicates that the highest incremental returns from the project do not commence until 2017, when we will start mining higher grade material from the open pit, and as a consequence we have a built-in window of time to further de-risk the Project without sacrificing the economic returns, while we continue to monitor the prices of silver and gold".

Burns continued, "It is a difficult choice to defer our construction decision on such a highly economic project, even at today's prices, particularly given our ability to finance the Project with our own balance sheet, but taking into account the reasons I've outlined and our ability to meaningfully reduce the Project risk further, I believe this to be the most prudent course of action. Until then, we have work to do and I look forward to the potential of making a more pro-active and value adding decision next year".

Project Expansion Scope

The expansion Project could be completed over a period of 15 to 18 months and would involve increasing the current treatment rate from roughly 16,500 tonnes per day to 20,000 tonnes per day by processing the high grade portion of the mined material through a pulp agglomeration treatment plant and conveying the agglomerated material with the crushed lower grade portion of the mined material to the heap leach pads for leaching. The pulp agglomeration plant would be comprised of crushing, grinding, particle size classification, thickening, filtering, agglomeration, and reagent facilities. The pulp agglomeration process of liberating metals by grinding has the advantage of improved leaching kinetics and ultimate recovery of precious metals in the high grade ore relative to the current heap leach method. The overall improvement in metal recovery is estimated at around 7% for both silver and gold for the entire mineral inventory, while the improvement for the high grade fraction of the mineral inventory is significantly higher, and is estimated at around 19% for silver and 13% for gold.

Underground mining is expected to occur concurrently with open pit mining, and would be developed to commence production at approximately the same time as the pulp agglomeration plant is completed. The proposed underground mining method is open stoping, a low cost mechanized bulk mining method, appropriate for the competent ground conditions present at the mine that allows for a near complete extraction of the mineable inventory. A preliminary underground schedule based on the underground mine plan targets a production rate of approximately 1,500 tonnes per day to feed the pulp agglomeration circuit in tandem with the high grade portion of the material from the open pit mine. The schedule has underground development commencing in 2015 and full production achieved in 2018, with a mine life of approximately 12 years, including construction time.

The Project also considers cost savings in power generation with the installation of a sub-station and an approximately 110 km long power line to connect the Dolores operation with the electrical grid in Chihuahua.

Economic Highlights

The Assessment is based on a mineral inventory of approximately 80.3 million tonnes of oxide, sulfide, and mixed oxide/sulfide material sourced from a combination of open pit and underground mining and treated at a rate of 20,000 tonnes per day, including 14,400 tonnes per day from the existing crusher and 5,600 tonnes per day from the pulp agglomeration plant. The estimated after-tax net present value (NPV) of the incremental cash flow at an 8% discount rate is $90.2 million, with an internal rate of return of 33% and a capital payback period of 1.7 years, using the Company's current reserve metal prices of $22 per ounce of silver and $1,300 per ounce of gold. The cash cost per ounce of silver, net of by-product credits, is estimated to average $(3.99) over the life of mine. Using long term metal prices of $19 per ounce of silver and $1,200 per ounce of gold, the estimated after-tax NPV of the incremental cash flow at an 8% discount is $65.6 million, with an internal rate of return of 27%. The cash cost per ounce of silver, net of by-product credits, is estimated to average $(1.40) over the life of mine.

The PEA is preliminary in nature and includes inferred resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA assessment will be realized. Within 45 days following the issuance of this news release, Pan American will file a National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") compliant technical report with the applicable securities regulatory authorities, which will reflect the results of this PEA and provide more information about the updated mineral resource and reserve estimates.

Pan American routinely conducts reconciliation of the reserve model to the grade control model and to the heap leach feed conveyor weight meter and sampler in order to monitor actual mine versus model performance. Between January and the end of May, 2014, sample grade information obtained from closer spaced grade control drilling has allowed the operation to identify and economically mine additional lower grade material in some areas that was either not identified by the exploration data used to estimate the mineral reserve, or else was not supported by sufficient data to estimate the tonnes and grade of the mineralization to mineral reserve levels of confidence. Additionally, in some areas the closer spaced grade control drilling has revealed less physical continuity of the economic zones as assumed by the interpretation of the wider spaced exploration data. These two factors have resulted in the operation mining year to date 21% more ore tonnes at a 17% lower silver grade and a 26% lower gold grade, for 0% difference in silver ounces and 10% fewer gold ounces relative to the tonnes, grade, and contained metal estimated in the reserve model. In the coming weeks, Pan American may commence an additional infill drilling campaign to collect closer spaced drill hole information for updating our annual mineral reserve and resource estimates at Dolores.

Sensitivity analysis indicates that the expansion will continue to be economically positive if this trend continues, however, many of the financial and operating metrics, including the estimates of annual production and cash flows, will be reduced.

Estimated Capital and Operating Costs

The initial capital requirements for the Project are estimated at $104.5 million, including $69.7 million for the pulp agglomeration plant and $34.8 million for the underground mine. Other capital projects that are required for the expansion to be successful, but which will proceed regardless of the outcome of the expansion Project, include an estimated $15.2 million for the power line installation, $11.6 million for leach pad construction, and $2.0 million for technical support to the operation.

Sustaining capital costs are estimated at $170.3 million, including $60.4 million for the open pit mine, $48.4 million for the expanded heap leach pad operation, $42.8 million for the underground mine, $16.1 million for G&A, and $2.7 million for the pulp agglomeration plant. Many of these sustaining capital expenditures will be required regardless of the expansion Project. The incremental sustaining capital expenditures associated with the Project total $51.5 million spread over the mine life.

Operating costs in the open pit mine vary by depth and haul distance and are estimated to average $1.91 per tonne over the life of mine. Underground mining costs are estimated to average $34.94 per tonne. Heap leach costs with the benefit of grid power beginning in 2016 and the additional volume from the pulp agglomeration plant will decline by approximately $2 per tonne. Pulp agglomeration costs with grid power and sharing the cost of the existing facilities that will be used for all material (Merrill Crowe plant, refinery, and leaching system) are estimated at $15.20 per tonne. G&A costs for the mine and heap leach are estimated to be $1.99 per tonne and $3.01 per tonne for pulp agglomeration.

Qualified Persons

The PEA and this press release were prepared under the supervision and review of Michael Steinmann, P. Geo., Executive Vice President Corporate Development and Geology; and Martin Wafforn, P. Eng., Vice President Technical Services, who are qualified persons as that term is defined by NI 43-101.

About Pan American Silver Corp.

Pan American's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation, and sustainable development. The Company has seven operating mines in Mexico, Peru, Argentina, and Bolivia, and several development projects in the USA, Mexico, Peru, and Argentina.

NOTE ON FORWARD-LOOKING STATEMENTS AND INFORMATION

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN SECURITIES LAWS.  ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS.  WHEN USED IN THIS NEWS RELEASE THE WORDS, "ESTIMATES", "EXPECTS", "PROJECTS", "PLANS", "CONTEMPLATES", "CALCULATES", "OBJECTIVE", "POTENTIAL" "WILL" AND OTHER SIMILAR WORDS AND EXPRESSIONS  IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION.  THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: THE FUTURE APPROVAL FOR AND SUCCESSFUL EXPANSION OF THE DOLORES MINE; THE RESULTS OF THE PEA, INCLUDING FORECASTS OF NPV, IRR, CASH FLOWS, CAPITAL. SUSTAINING AND OPERATING COSTS; FUTURE PRODUCTION OF SILVER AND GOLD AND THE TIMING AND RATES FOR SUCH PRODUCTION; MINE-LIFE OF THE DOLORES MINE; EXPECTED MINING AND PROCESSING RATES AND ABILITY TO RAMP UP AS CURRENTLY PLANNED; FUTURE CASH COSTS PER OUNCE OF SILVER AND TOTAL COSTS OF PRODUCTION; THE PRICE OF SILVER AND GOLD; THE SUFFICIENCY OF PAN AMERICAN'S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; THE CAPITAL NECESSARY TO EXPAND THE DOLORES MINE AND THE TIME-LINE FOR ANY SUCH EXPANSION WORK; THE ACCURACY OF MINERAL RESOURCE AND RESERVE ESTIMATES;THE SUCCESS OF FUTURE EXPLORATION PROGRAMS AND ANY ANTICIPATED BENEFITS THEREOF; THE ESTIMATE OF METALLURGICAL RECOVERIES FOR SILVER AND GOLD; THE ESTIMATED COST OF AND AVAILABILITY OF FUNDING NECESSARY FOR SUSTAINING CAPITAL; AND ONGOING OR FUTURE DEVELOPMENT PLANS AND CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS.

THESE STATEMENTS REFLECT CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES.  MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE AND ASSUMPTIONS AND ESTIMATES HAVE BEEN MADE BASED ON OR RELATED TO MANY OF THESE FACTORS.  SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE MEXICAN PESO VERSUS THE U.S. DOLLAR); CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND  POLITICAL OR ECONOMIC DEVELOPMENTS, PARTICULARLY IN MEXICO AND IN CANADA; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING; DIMINISHING QUANTITIES OF GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND, WITH RESPECT TO PAN AMERICAN, THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN PAN AMERICAN'S MOST RECENT FORM 40F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS.  ALTHOUGH PAN AMERICAN HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

NOTE FOR US INVESTORS

THIS NEWS RELEASE HAS BEEN PREPARED IN ACCORDANCE WITH THE REQUIREMENTS OF CANADIAN SECURITIES LAWS, WHICH DIFFER FROM THE REQUIREMENTS OF U.S. SECURITIES LAWS.  UNLESS OTHERWISE INDICATED, ALL ESTIMATES INCLUDED IN THIS NEWS RELEASE HAVE BEEN BASED UPON MINERAL RESOURCE ESTIMATES PREPARED IN ACCORDANCE WITH CANADIAN NATIONAL INSTRUMENT 43-101 - STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS (''NI 43-101'') AND THE CANADIAN INSTITUTE OF MINING, METALLURGY AND PETROLEUM CLASSIFICATION SYSTEM.  NI 43-101 IS A RULE DEVELOPED BY THE CANADIAN SECURITIES ADMINISTRATORS THAT ESTABLISHES STANDARDS FOR ALL PUBLIC DISCLOSURE AN ISSUER MAKES OF SCIENTIFIC AND TECHNICAL INFORMATION CONCERNING MINERAL PROJECTS.

CANADIAN STANDARDS, INCLUDING NI 43-101, DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), AND INFORMATION CONCERNING MINERALIZATION, DEPOSITS, AND MINERAL RESOURCE INFORMATION CONTAINED OR REFERRED TO HEREIN MAY NOT BE COMPARABLE TO SIMILAR INFORMATION DISCLOSED BY U.S. COMPANIES. IN PARTICULAR, AND WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, ESTIMATES INCLUDED IN THIS NEWS RELEASE HAVE BEEN BASED UPON ''INDICATED RESOURCES'' AND ''INFERRED RESOURCES''.  U.S. INVESTORS ARE ADVISED THAT, WHILE SUCH TERMS ARE RECOGNIZED AND REQUIRED BY CANADIAN SECURITIES LAWS, THE SEC DOES NOT RECOGNIZE THEM.  UNDER U.S. STANDARDS, MINERALIZATION MAY NOT BE CLASSIFIED AS A ''RESERVE'' UNLESS THE DETERMINATION HAS BEEN MADE THAT THE MINERALIZATION COULD BE ECONOMICALLY AND LEGALLY PRODUCED OR EXTRACTED AT THE TIME THE RESERVE DETERMINATION IS MADE.  U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OF AN "INDICATED RESOURCE" WILL EVER BE CONVERTED INTO A "RESERVE".  U.S. INVESTORS SHOULD ALSO UNDERSTAND THAT "INFERRED RESOURCES" HAVE A GREAT AMOUNT OF UNCERTAINTY AS TO THEIR EXISTENCE AND GREAT UNCERTAINTY AS TO THEIR ECONOMIC AND LEGAL FEASIBILITY.  IT CANNOT BE ASSUMED THAT ALL OR ANY PART OF "INFERRED RESOURCES" EXIST, ARE ECONOMICALLY OR LEGALLY MINEABLE OR WILL EVER BE UPGRADED TO A HIGHER CATEGORY.  UNDER CANADIAN SECURITIES LAWS, ESTIMATED "INFERRED RESOURCES" MAY NOT FORM THE BASIS OF FEASIBILITY OR PRE-FEASIBILITY STUDIES EXCEPT IN RARE CASES.  DISCLOSURE OF "CONTAINED OUNCES" IN A MINERAL RESOURCE IS PERMITTED DISCLOSURE UNDER CANADIAN SECURITIES LAWS.  HOWEVER, THE SEC NORMALLY ONLY PERMITS ISSUERS TO REPORT MINERALIZATION THAT DOES NOT CONSTITUTE "RESERVES" BY SEC STANDARDS AS IN PLACE TONNAGE AND GRADE, WITHOUT REFERENCE TO UNIT MEASURES. ACCORDINGLY, INFORMATION CONCERNING MINERAL DEPOSITS SET FORTH HEREIN MAY NOT BE COMPARABLE WITH INFORMATION MADE PUBLIC BY COMPANIES THAT REPORT IN ACCORDANCE WITH U.S. STANDARDS.

SOURCE Pan American Silver Corp.

%CIK: 0000771992

For further information:

Kettina Cordero
Manager, Investor Relations
(604) 684-1175
ir@panamericansilver.com
www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 19:58e 23-JUN-14